Exhibit 99.2

Plus Markets: CLK

OTCBB: CLKTF

CALCITECH PROVIDES PROJECT UPDATE ON LEUNA SCC PLANT

MAGDEBURG, GERMANY, 17TH NOVEMBER 2006 - CALCITECH LTD. (PLUS MARKETS: CLK;OTCBB: CLKTF) today provides an update on the progress on the financing of its 100,000 tonnes per annum SCC plant in Leuna, Germany.

CalciTech Deutschland's Chief Accountant, Winfred Fritz submitted the formal applications on 9th November, 2006 for the grant from the European Structural Fund and for the guarantee of the State of Sachsen Anhalt, which supports its proposed project finance. All data required for the applications are now with CalciTech's bank, HSH Nordbank, and PWC at their Berlin offices. PWC Berlin are specified to conduct the required formal due diligence on behalf of the State in view of the amount required and evaluate the project for the decision making body.

In addition, CalciTech is in the final stage of negotiations for the project engineering, design and management and expects to make an appointment shortly. An independent assessor will commence shortly the evaluation on the technical aspects of the process, engineering and building of the plant on behalf of the bank in conducting its due diligence. A similar appraisal of the market and CalciTech's Synthetic Calcium Carbonate products is also underway.

Further developments are the submissions for the building and environmental permits, in order to start the building process in early January 2007. CalciTech has appointed W.U.P. Consulting GmbH & Co. KG (www.wupleuna.com) of Leuna, Germany, to assist with the permitting process and additionally to carry out important surveying work on the designated building site Calcitech has optioned at Chemiepark Leuna. Of the three different surveys to be conducted, a bomb, ground integrity and a soil contamination survey, the first has been concluded, and it was found that the site is free of bombs that could have remained after the Second World War.

W.U.P. (Wirtschaftlicher Umweltschutz und Produktsicherheit) is an organisation that provides consulting services in the fields of permitting, environmental impact assessment, emission prediction, plant safety, exploration of inherited sites, and other environment related services for project development. The organisation has a very impressive client list and track record, and is now supporting CalciTech in the development of its SCC project.

Roger Leopard, CalciTech CEO, stated, "We are making good progress towards the commencement of building our Leuna plant and, with all participants support, we expect to complete our project finance this year and to start building in January, 2007."

Calcitech is also pleased to announce that the Company will present at 10th German Equity Forum, a joint event of Deutsche Borse, KfW SME Bank and Ernst &Young, on 28th November 2006 in the Congress Center, Frankfurt Messe. The

presentation will take place at 10:45 a.m. Please contact our information department if you wish to attend the presentation.

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Schwarz Financial

Frank Schwarz

Email: kontakt@schwarzfinancial.com

Tel: +49 611 1745 3980

www.schwarzfinancial.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.